February 10, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES REVISIONS TO THE EX-DISTRIBUTION AND RECORD DATES FOR THE MARCH 2006 DISTRIBUTION PAYMENT

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest) today announces revisions to the Ex-distribution Date and Record Date for the March 15, 2006 distribution payment, previously announced on February 7, 2006.  The change is to reflect the President’s Day holiday in the U.S. on Monday, February 20, 2006.

The Ex-distribution Date is revised to Tuesday, February 21, 2006, from the previously announced Ex-Distribution Date of February 17, 2006.  The Record Date is revised to Thursday, February 23, 2006, from the previously announced Record Date of Wednesday, February 22, 2006.

The distribution level is unchanged at C$0.36 per Trust Unit payable on March 15, 2006. Using a Canadian to U.S. dollar exchange ratio of 0.8624, this distribution amount would be approximately U.S.$0.31 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Web site at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356

Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com